UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 1)*

Semrush Holdings, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)
81686C 104
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.      81686C 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Oleg Shchegolev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 54,742,414 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 54,742,414 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,742,414 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 57.1% (2)(3)(4)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (1) 1,039,100 shares of Class A common stock and 1,124,007 shares of Class B common stock held by Mr. Shchegolev individually, (2) 1,606,714 shares of Class A common stock and 3,236,982 shares of Class B common stock held by Shchegolev Holdings, LLC (the “Shchegolev LLC”), (3) 41,735,611 shares of Class B common stock held by The Oleg Shchegolev Grantor Retained Annuity Trust I (the “Shchegolev GRAT I”), and (4) 6,000,000 shares of Class B common stock held by The Oleg Shchegolev Grantor Retained Annuity Trust II (the “Shchegolev GRAT II”). Michael A. Bass is the sole Manager, and The Oleg Shchegolev Irrevocable GST Trust of 2020 (the “GST Trust” and together with the Shchegolev GRAT I, the Shchegolev GRAT II, and the Shchegolev LLC, the “Shchegolev Trusts”) is the sole Member, of the Shchegolev LLC. IQ EQ Trust Company LLC is the trustee of the GST Trust. The Shchegolev Trusts are established for the benefit of certain members of Mr. Shchegolev’s family. Mr. Shchegolev may be deemed to have beneficial ownership of the shares held by the Shchegolev Trusts.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 43,743,174 shares of Class A common stock and 97,896,901 shares of Class B common stock outstanding as of December 31, 2022.
(4)	Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 2,645,814 shares of Class A common stock and 52,096,600 shares of Class B common stock beneficially owned by the reporting person represent 51.2% of the aggregate combined voting power of the Class A common stock and Class B common stock.
Item 1
(a)    Name of Issuer:
Semrush Holdings, Inc.
(b)    Address of Issuer’s Principal Executive Offices:
800 Boylston Street, Suite 2475, Boston, Massachusetts 02199
Item 2
(a)    Name of Person Filing:
Oleg Shchegolev
(b)    Address of Principal Business Office or, if None, Residence:
800 Boylston Street, Suite 2475, Boston, Massachusetts 02199
(c)    Citizenship:
Russia
(d)    Title of Class of Securities:
Class A common stock
(e)    CUSIP Number:
81686C 104

Item 3    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)    ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)    ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)    ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4    Ownership.
(a) and (b)
Amount Beneficially Owned and Percent of Class:
2,645,814 shares of Class A common stock and 52,096,600 shares of Class B common stock, consisting of (1) 1,039,100 shares of Class A common stock and 1,124,007 shares of Class B common stock held by Mr. Shchegolev individually, (2) 1,606,714 shares of Class A common stock and 3,236,982 shares of Class B common stock held by Shchegolev Holdings, LLC (the “Shchegolev LLC”), (3) 41,735,611 shares of Class B common stock held by The Oleg Shchegolev Grantor Retained Annuity Trust I (the “Shchegolev GRAT I”), and (4) 6,000,000 shares of Class B common stock held by The Oleg Shchegolev Grantor Retained Annuity Trust II (the “Shchegolev GRAT II”). Michael A. Bass is the sole Manager, and The Oleg Shchegolev Irrevocable GST Trust of 2020 (the “GST Trust” and together with the Shchegolev GRAT I, the Shchegolev GRAT II, and the Shchegolev LLC, the “Shchegolev Trusts”) is the sole Member, of the Shchegolev LLC. IQ EQ Trust Company LLC is the trustee of the GST Trust. The Shchegolev Trusts are established for the benefit of certain members of Mr. Shchegolev’s family. Mr. Shchegolev may be deemed to have beneficial ownership of the shares held by the Shchegolev Trusts. The 2,645,814 shares of Class A common stock and 52,096,600 shares of Class B common stock beneficially owned by the Mr. Shchegolev, when all such shares of Class B common stock are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 57.1% of the outstanding shares of Class A common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 2,645,814 shares of Class A common stock and 52,096,600 shares of Class B common stock beneficially owned by the reporting person represent 51.2% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 43,743,174 shares of Class A common stock and 97,896,901 shares of Class B common stock outstanding as of December 31, 2022.
(c) Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 54,742,414
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 54,742,414
(iv)    Shared power to dispose or to direct the disposition of: 0

Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
Not applicable.
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2023

By:	/s/ Oleg Shchegolev
Oleg Shchegolev